SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: February, 2003                Commission File Number: 333-9680


                      INTERNATIONAL UTILITY STRUCTURES INC.
                              (Name of Registrant)

                              777 - 8TH Avenue S.W.
                                   Suite 1800
                                Calgary, Alberta
                                 Canada T2P 3R5
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F   X                   Form 40-F
                                -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes                           No  X
                               -----                        --


If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                   International Utility Structures Inc.


Date:   February 13, 2003          By:     /s/ Robert G.J. Jack
                                           ----------------------------------
                                   Name:   Robert G.J. Jack
                                   Title:  President and Chief Executive Officer



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                                  EXHIBIT INDEX



Exhibit     Description of Exhibit                                         Page
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   1        Press Release                                                   4